Filed pursuant to Rule 433

Registration Statement No. 333-202025

March 23, 2015

Relating to Preliminary Prospectus Supplement

dated March 23, 2015

Republic of Colombia

Final Pricing Term Sheet

5.000% Global Bonds due 2045

Issuer:	Republic of Colombia

Transaction:	5.000% Global Bonds due 2045

Expected Issue Ratings*:	Baa2 / BBB / BBB

Format:	SEC Registered

Issue and Payment Currency:	U.S. dollars

Principal Amount:	U.S. $1,000,000,000

Reopening:	The bonds constitute a further issuance of, and will form a single series with, the U.S. $1,500,000,000 aggregate principal amount of the Republic’s 5.000% Global Bonds due 2045 issued on January 28, 2015.

Pricing Date:	March 23, 2015

Settlement Date:	March 26, 2015 (T+3)

Make-Whole Call:	Prior to December 15, 2044 at a discount rate of Treasury Yield plus 40 basis points

Par Call:	On and after December 15, 2044 (six months before the maturity date) redeemable at 100.000%

Maturity Date:	June 15, 2045

Interest Payment Dates:	June 15 and December 15 of each year, commencing June 15, 2015, to the holders of record on June 1 and December 1 preceding each payment date.

Benchmark Treasury:	3.000% UST due November 15, 2044

Benchmark Treasury Price and Yield:	Price: 110-06 and yield: 2.511%

Spread to Benchmark Treasury:	253 bps

Yield to Maturity:	5.041%

Coupon:	5.000%

Price to public:	99.366% not including accrued interest

Net Proceeds (before expenses) to Issuer:	U.S. $999,215,555.56, which includes accrued interest totaling U.S. $8,055,555.56 from January 28, 2015 to March 26, 2015 plus accrued interest, if any, from March 26, 2015

Day Count:	30/360

Denominations:	U.S. $200,000 and increments of U.S. $1,000 in excess thereof.

Listing and Trading:	Application will be made to list the Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.

Bookrunners:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Itaú BBA USA Securities, Inc.

Preliminary Prospectus Supplement:	http://www.sec.gov/Archives/edgar/data/917142/000119312515100973/d897184d424b3.htm

Clearing:	DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V. as operator of the Euroclear System plc, and Clearstream Banking, société anonyme.

CUSIP/ISIN:	195325 CU7 / US195325CU73

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at +1 800 503 4611, HSBC Securities (USA) Inc. toll-free at +1 866 811 8049 or Itaú BBA USA Securities, Inc. toll-free at +1 888 770 4828.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.